UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2009

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                                EXPLANATORY NOTE

     On December 22, 2008, CDC Corporation (the “Company”) furnished a Form 6-K which incorrectly disclosed that, as part of the Additional Compensation
Arrangement (as defined therein), the Company’s Chief Executive Officer, Mr.
Peter Yip, would be entitled to a potential cash bonus of up to an additional
$1.4 million, in increments of $350,000 each, for the successful completion of specified strategic objectives of the Company established by the Board and to be set forth in an amended CEO Services Agreement.

     The correct aggregate amount of such potential cash bonus is, and should have been disclosed as, $1.05 million, instead of $1.4 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: January 15, 2009	By:	/s/ Timothy F. Coen
	Name:	Timothy F. Coen
	Title:	Senior Vice President and General Counsel